Exhibit 99.2

05 October 2021

Non-Binding Acquisition Proposal for Cellen Life Sciences Limited

Dear Mr. Eric Bystrom,

This term sheet (this “Term Sheet”) summarizes certain terms and conditions for the non-binding proposed acquisition (the “Transaction”) of 100% ownership of Cellen Life Sciences Limited (the “Target” or “Cellen”), by Akanda Corp. (“Purchaser”).

The Transaction is expected to proceed on a friendly basis with the approval of the board of directors of Purchaser and the shareholders of Target. Indicative terms of the Transaction, subject to due diligence, are set out in the attached Schedule A.

The existence of this Term Sheet and the terms herein are to be kept strictly confidential. All currency figures below are denoted in British Pound Sterling (GBP).

1.	Conditions

The implementation of this Term Sheet and the completion of the Transaction are subject to the following conditions:

(a)	the negotiation and entering into by Purchaser and Target of mutually satisfactory definitive agreements in respect of the Transaction (the "Definitive Agreements") providing for the definitive terms and conditions upon which the Transaction will be completed, which are anticipated to reflect the indicative terms and conditions set out in Schedule A as well as customary representations, warranties, covenants, closing conditions and indemnification which are mutually acceptable to the parties. The Definitive Agreements, upon execution, shall supersede this Term Sheet in its entirety;

(b)	receipt of the approval of the board of directors of Purchaser and the Target for the Transaction and the Definitive Agreements;

(c)	receipt of all required third party and regulatory approvals for the Transaction;

(d)	completion of audited annual financial statements for Target;

(e)	confirmation that Target does not have any debt, other than payables incurred as a result of operating activities; and

(f)	satisfactory completion of a detailed due diligence investigations by Purchaser in accordance with Section 4.

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2.	Exclusivity

From the date hereof until the Termination Date (defined below) (the "Exclusivity Period"), Target agrees to negotiate exclusively and in good faith with Purchaser with a view to settling the Definitive Agreements as soon as possible. Target agrees that, during the Exclusivity Period, neither it nor any of its respective owners, affiliates, representatives, officers, managers, members, employees, advisors or agents will, directly or indirectly, make, solicit or initiate inquiries from, or the submission of proposals or offers from, any other person relating to any acquisition, sale, lease, license or other disposition of the assets or equity of Target or any of its subsidiaries or participate in any discussions or negotiations regarding, or furnish to any other person any further information with respect to, or otherwise co-operate in any way with, or assist or participate in or facilitate, any effort or attempt by any person to do or seek to do any of the foregoing and, to the extent any such discussions or negotiations have occurred with third parties prior to the date hereof, they shall be terminated immediately.

3.	Announcement

The entry into this Term Sheet and the terms herein are confidential. The Definitive Agreements will govern the public disclosure rights and obligations of the parties following the signing of the Definitive Agreements.

4.	Due Diligence; Access and Cooperation

Target covenants and agrees that during the Exclusivity Period and subject to the Confidentiality and Non-Circumvention provisions set forth herein, Purchaser, through its employees and representatives, shall be entitled to make such reasonable investigation of the Target as Purchaser reasonably deems necessary, with such reasonable investigation to include the examination of the books, records, financial condition and prospects of the Target. Any such investigation shall be conducted at reasonable times and under reasonable circumstances, and Purchaser and Target shall cooperate fully with each other in connection therewith. In order for Purchaser to have a full opportunity to make such investigation and examination, Target agrees to make available, and to cause each of its respective subsidiaries and affiliates to make available, to representatives of Purchaser all such information and copies of such documents concerning the Target and its affairs as such representatives reasonably request, and to permit such representatives access to their respective properties during business hours upon reasonable prior notice and to use commercially reasonable efforts to cause their respective members, managers, employees, agents, consultants, and representatives to cooperate fully with such representatives in connection with such investigations and examinations.

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5.	Confidentiality; Non Circumvention

Each of Purchaser and Target:

(a)	acknowledges that information that is non-public, confidential, and proprietary in nature will be provided to it. Each of Purchaser and Target (and any of their respective directors, officers, managers, members, affiliates, representatives, agents, and employees) will keep such information confidential and will not, except as otherwise provided below, disclose such information or use such information for any purpose other than for the evaluation and consummation of the Transaction. The foregoing will not apply to information that: (i) becomes generally available to the public absent any breach of the foregoing; (ii) was available on a non-confidential basis to a party prior to its disclosure pursuant to this Term Sheet; or (iii) becomes available on a non-confidential basis from a third party who is not bound to keep such information confidential;

(b)	agrees that it will not make any public disclosure of the existence of this Term Sheet, any of its terms or that the parties are engaged in discussions with respect to the Transaction without first advising the other party and obtaining the written consent of the other party to the proposed disclosure, unless such disclosure is required by applicable law, regulation or the rules and policies of any securities regulatory authority having jurisdiction, in which event the party contemplating disclosure will inform the other party of, and obtain its consent to, the form and content of such disclosure, which consent will not be unreasonably withheld or delayed;

(c)	agrees that immediately upon request, or upon any discontinuance of activities by any party that results in the Transaction not being consummated, it will return to the other party all of its confidential information; and

(e)	the provisions of this Section 5 shall explicitly survive: 1) expiration or termination of this Term Sheet; 2) the return of Confidential Information to Target; and 3) the conclusion of any discussions regarding the Transaction contemplated herein.

6.	Expenses

Each of the parties hereto shall be responsible for their own expenses incurred in connection with this Term Sheet, the Definitive Agreements and the Transaction.

7.	Non-Binding Obligation; Termination

Except with respect to Section 2 (Exclusivity), Section 3 (Announcement); Section 4 (Due Diligence; Access and Cooperation), Section 5 (Confidentiality; Non-Circumvention), Section 6 (Expenses), Section 7 (Non-Binding Obligation; Termination), Section 8 (Governing Law; Attornment), Section 9 (Assignment; No Third-Party Beneficiaries), and Section 10 (Execution; Entire Agreement), which are intended to be, and are, legally binding provisions between the parties, the terms and conditions of this Term Sheet and all of the rights and obligations of the parties contained herein shall be non-binding upon and unenforceable.

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For greater certainty, Section 1 of this Term Sheet and the attached Schedule A are intended to describe the basis upon which the parties will attempt to negotiate the Definitive Agreements in connection with the Transaction and do not, nor are they intended to, constitute binding obligations.

This Term Sheet will terminate and be of no further force and effect upon the earlier of: (a) on written notice by Target to Purchaser or by Purchaser to Target at any time after 120 days following the date that this Term Sheet is accepted by Target; (b) the date on which the Definitive Agreements are entered into; or (c) such other date as may be mutually agreed between Purchaser and Target in writing (the "Termination Date"). Notwithstanding the foregoing, Section 5 (Confidentiality; Non-Circumvention), Section 6 (Expenses) and Section 8 (Governing Law; Attornment) shall survive the termination of this Term Sheet and the termination of this Term Sheet shall not affect any rights any party has with respect to the breach of this Term Sheet by another party prior to such termination.

8.	Governing Law; Attornment

This Term Sheet will be governed by and construed in accordance with the laws of the province of Ontario, Canada.

9.	Assignment; No Third-Party Beneficiaries

No party shall be entitled to assign its rights and obligations hereunder without the prior written consent of the other party. Except as specifically set forth or referred to herein, nothing herein is intended or will be construed to confer upon any person or entity other than the parties and their successors or assigns, any rights or remedies under or by reason of this Term Sheet.

10.	Execution; Entire Agreement

This Term Sheet may be executed in one or more counterparts, each of which will be deemed to be an original and all of which together will be deemed to be one and the same document. This Term Sheet incorporates the entire agreement between the parties with respect to the subject matter of this Term Sheet and may not be amended or modified except in writing.

The Term Sheet does not address all of the terms of the proposed transaction, which will be addressed in the Definitive Agreements.

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If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing and returning by 12h00 (GMT) , 6 August 2021.

Truly yours,

Akanda Corp.

By:

Name: Tejinder Virk

Title: Chief Executive Officer & Director

The undersigned agrees and accepts the terms of this Term Sheet.

Cellen Life Sciences Limited

By:

Name:

Title:

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SCHEDULE A

The principal terms are as follows:

Structure:

The Purchaser intends to list on a U.S. stock exchange within the next 6 months, and is in the process of selecting a syndicate of NASD broker dealers.

The business of Cellen would be complementary to the Purchaser which would (and subject to the satisfaction of the conditions described in this Term Sheet, at the closing of the Transaction), seek to acquire all of the outstanding and issued Cellen ordinary shares (the “Transaction”).

The acquisition of 100% of the outstanding and issued ordinary shares of the Target (the "Sale Equity"), for the consideration set forth below shall be pursuant to Definitive Agreements containing representations, warranties, covenants, conditions and indemnities customary for a transaction of this type. Except as otherwise set forth in the schedules to the Definitive Agreements, Purchaser shall acquire the Sale Equity free and clear of all encumbrances. Whether the Transaction is structured as one or more asset purchases, equity purchases or mergers will be mutually determined by the parties based upon tax, accounting, securities, legal and other considerations.

Subject of the Acquisition:	100% of the outstanding and issued ordinary shares in the Target.
Consideration:

Total purchase consideration for the Sale Equity shall be settled through an issue of common shares in the Purchaser, with a post-listing value of GBP 10 million, subject to customary lock-up and leak out arrangements, as required.

Audit Fee expenses:

Purchaser shall arrange for, and cover the cost of, the Target’s annual financial statements being prepared in accordance with International financial Reporting Standards and audited by the Purchaser’s UK registered auditor responsible for the audit of it’s UK based subsidiaries. Such audit fee expenses shall be held over by the Purchaser on loan account with the target. These costs shall be limited to no more than $20,000. The loan account shall have no fixed terms of repayment for the first six months following disbursement by the Purchaser. Thereafter, the loan account shall become immediately due and payable.

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Bridge Financing:

The Purchaser and the Target shall, in good faith, enter into negotiations concerning commercial terms for a Bridge Financing Facility (“the Bridge Loan”) to the amount of between GBP 300,000 and GBP 500,000 for the purposes of assisting the funding of the Target’s working capital requirements prior to the completion of the Transaction. The Bridge Loan shall be subject to the completion and entering into of separate definitive agreements governing the Bridge Loan.

Closing Conditions:	The Transaction will be subject to standard closing conditions for transactions of this nature, including, among other things, (i) accuracy of representations and warranties and compliance with covenants and obligations, (ii) the absence of litigation, restraining orders, injunctions or other legal restraints, except as otherwise set forth in the schedules to the Definitive Agreements, (iii) receipt of required regulatory and third party consents, officers' and secretary's certificates; (iv) non-competition agreements from certain personnel of the Target covering various jurisdictions, as appropriate and to the extent necessary, for two years following the Closing Date; (v) employment agreements for key personnel of Target, (vii) evidence that the Sale Equity is free and clear of all encumbrance, except as otherwise set forth in the schedules to the Definitive Agreements, and (vi) other customary closing documentation. At the Closing Date, the Target shall have satisfied all of its outstanding debt, except for such liabilities assumed by the Purchaser and will have a reasonable level of working capital, to be reasonably negotiated by the parties.

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